Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the Second Quarter of 2015

-Teleconference to be Held on Friday, August 21, 2015 at 9:00 am EDT-

BEIJING, August 20, 2015 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

▪	Net sales during the second quarter ended June 30, 2015 were RMB66.7 million or US$10.8 million.
▪	Sales of specialty films accounted for 31.9% of revenues.
▪	Overseas sales accounted for 22.7% of revenues.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “We continue to face strong competition from emerging and incumbent players which has created oversupply relative to demand in the marketplace. While this has impacted the Company’s quarterly financial results, we intend to capitalize upon opportunities in international markets. We believe that our focus on continued innovation and R&D will enable the Company to expand end-user applications and we are encouraged by this positive trend that we expect to enable us to weather different industry and economic conditions in the periods ahead.”

Second Quarter of 2015 Financial Results

Net sales during the second quarter ended June 30, 2015 were RMB66.7 million or US$10.8 million, compared to RMB70.0 million during the same period in 2014, representing a decrease of RMB3.3 million or 4.7%, mainly due to the reduction of average sales price by 7.2% arising from stronger competition in China and a 13.9% reduction in prices of main raw materials. The reduction of average sales price caused a decrease of RMB5.2 million and the sales volume increase caused an increase of RMB1.9 million.

In the second quarter of 2015, sales of specialty films were RMB21.3 million or US$3.4 million representing 31.9% of our total revenues as compared to RMB16.6 million or 23.7% in the same period of 2014, which was an increase of RMB4.7 million, or 28.3% as compared to the same period in 2014. The reduction of average sales price caused a decrease of RMB1.5 million and the increase in the sales volume caused an increase of RMB6.2 million. The increase was largely attributable to the increase in sales volume.

Overseas sales were RMB15.1 million or US$2.4 million, or 22.7% of total revenues, compared with RMB1.1 million or 15.9% of total revenues in the second quarter of 2014. The decrease of average sales price caused a decrease of RMB2.1 million and the increase in sales volume resulted in an increase of RMB6.1 million. The increase in overseas sales was mainly due to the increase in sales volume.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2015		% of Total	Three-Month Period Ended June 30, 2014	% of Total
	RMB	US$		RMB
Sales in China	51,589	8,321	77.3%	58,873	84.1%
Sales in other countries	15,120	2,439	22.7%	11,111	15.9%

	66,709	10,760	100.0%	69,984	100.0%

Our gross profit was RMB0.3 million or US$0.04 million for the second quarter ended June 30, 2015, representing a gross margin of 0.4%, as compared to a gross loss margin of 13.6% for the same period in 2014. Correspondingly, gross margin increased by 14 percentage point compared to the same period in 2014. Our average product sales prices decreased by 7.2% compared to the same period last year while the average cost of goods sold decreased by 18.6% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was larger than that in sales revenue during the second quarter ended June 30, 2015 compared with the same period in 2014, which resulted in an increase in our gross profit.

Operating expenses for the second quarter ended June 30, 2015 were RMB13.0 million or US$2.1 million, as compared to RMB10.4 million for the same period in 2014, which was RMB2.6 million, or 25.0% higher than the same period in 2014. This increase was mainly due to depreciation charged to general and administrative expenses in the accounting period in which they are incurred as a result of lack of manufacturing from the third production line in May and June of2015.

Net loss attributable to the Company during the second quarter ended June 30, 2015 was RMB14.7 million or US$2.4 million compared to net loss attributable to the Company of RMB23.0 million during the same period in 2014, representing a decrease of RMB8.3 million for the same period in 2014.

Basic and diluted net loss per share was RMB1.12 or US$0.18 and RMB1.76 for the three months period ended June 30, 2015 and 2014, respectively.

Total shareholders’ equity was RMB359.2 million or US$57.9 million as of June 30, 2015, compared with RMB388.9 million as of December 31, 2014.

As of June 30, 2015, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, August 21, 2015, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account#: 286 and Conference ID: 13617384. The replay will be available until September21, 2015, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei'sBOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include trends affecting the global economy, including the devaluation of the RMB by China in August 2015; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2015		December 31, 2014
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	10,871	1,753	9,020
Restricted cash	42,220	6,810	48,085
Accounts and bills receivable, net	16,229	2,618	9,867
Inventories	28,244	4,555	24,034
Advance to suppliers	5,160	832	7,512
Prepayments and other receivables	20,706	3,340	18,772
Deferred tax assets - current	1,802	291	2,794
Total current assets	125,232	20,199	120,084

Property, plant and equipment, net	459,549	74,121	482,534
Construction in progress	1,096	177	366
Lease prepayments, net	18,144	2,926	18,406
Advance to suppliers - long term, net	1,272	205	722
Long-term deposit	-	-	16,760
Other Assets	12,054	1,944	12,500
Deferred tax assets - non current	21,414	3,454	21,573

Total assets	638,761	103,026	672,945

LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	3,350	540	3,350
Due to related parties	139,734	22,538	125,938
Accounts payables	27,046	4,362	29,484
Notes payable	81,626	13,165	95,539
Advance from customers	6,236	1,006	3,392
Accrued expenses and other payables	7,467	1,204	6,095
Obligations under capital leases-current	4,196	677	8,259
Total current liabilities	269,655	43,492	272,057

Obligations under capital leases	-	-	303
Long-term loan	4,975	802	6,650
Deferred tax liabilities	5,709	921	5,816

Total liabilities	280,339	45,215	284,826

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,149	13,323
Additional paid-in capital	311,907	50,308	311,907
Statutory reserve	37,441	6,039	37,441
(Accumulated deficit) retained earnings	(4,605)	(743)	25,043
Cumulative translation adjustment	1,150	186	1,199
Total shareholders’ equity	359,216	57,939	388,913
Non-controlling interest	(794)	(128)	(794)
Total equity	358,422	57,811	388,119
Total liabilities and equity	638,761	103,026	672,945

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2015		2014	2015		2014
	RMB	US$	RMB	RMB	US$	RMB
Net sales	66,709	10,760	69,984	119,485	19,272	140,689
Cost of sales	66,422	10,713	79,482	127,023	20,488	150,256

Gross margin (loss)	287	47	(9,498)	(7,538)	(1,216)	(9,567)

Operating expenses
Selling expenses	3,157	509	3,430	6,353	1,025	6,789
Administrative expenses	9,877	1,593	7,004	15,490	2,498	14,058
Total operating expenses	13,034	2,102	10,434	21,843	3,523	20,847

Operating loss	(12,747)	(2,055)	(19,932)	(29,381)	(4,739)	(30,414)

Other income (expense)
- Interest income	218	35	260	738	119	640
- Interest expense	(2,082)	(336)	(3,256)	(4,413)	(712)	(6,424)
- Others income (expense), net	(32)	(5)	25	4,452	718	(63)

Total other income (expense)	(1,896)	(306)	(2,971)	777	125	(5,847)

Loss before provision for income taxes	(14,643)	(2,361)	(22,903)	(28,604)	(4,614)	(36,261)

Income tax benefit (expense)	(8)	(1)	(79)	(1,044)	(168)	20

Net loss	(14,651)	(2,362)	(22,982)	(29,648)	(4,782)	(36,241)

Net (loss) income attributable to noncontrolling interests	-	-	(1)	-	-	(1)
Net loss attributable to the Company	(14,651)	(2,362)	(22,981)	(29,648)	(4,782)	(36,240)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest	-	-	1	-	-	(19)
- Foreign currency translation adjustments attributable to the Company	(25)	(4)	(7)	(49)	(8)	(55)

Comprehensive income (loss) attributable to non-controlling interest	-	-	-	-	-	(20)
Comprehensive loss attributable to the Company	(14,676)	(2,366)	(22,988)	(29,697)	(4,790)	(36,295)

Loss per share, Basic and diluted	(1.12)	(0.18)	(1.76)	(2.27)	(0.37)	(2.77)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2015		2014
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(29,648)	(4,782)	(36,241)
Adjustments to reconcile net loss to net cash
used in operating activities
- Depreciation of property, plant and equipment	23,076	3,722	24,031
- Amortization of intangible assets	262	42	262
- Deferred income taxes	1,044	168	(20)
- Bad debt recovery	(4,135)	(667)	(115)
Changes in operating assets and liabilities
- Accounts and bills receivable	(6,634)	(1,070)	1,150
- Inventories	(4,210)	(679)	5,942
- Advance to suppliers	2,518	406	109
- Prepaid expenses and other current assets	12	2	(814)
- Accounts payable	(2,439)	(393)	2,418
- Accrued expenses and other payables	1,377	222	1,116
- Advance from customers	2,844	459	(7,551)
- Tax payable	(1,499)	(242)	2,236

Net cash used in operating activities	(17,432)	(2,812)	(7,477)

Cash flow from investing activities
Purchases of property, plant and equipment	(91)	(15)	(4,823)
Restricted cash related to trade finance	5,865	946	(357)
Advanced to suppliers - non current	(550)	(89)	(811)
Amount change in construction in progress	(730)	(118)	265
Return of long-term deposit	21,000	3,387	-

Net cash provided by (used in) investing activities	25,494	4,111	(5,726)

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(270)	(105,000)
Proceeds from short-term bank loans	-	-	-
Proceeds from related party	13,796	2,225	120,000
Payment of capital lease obligation	(4,366)	(704)	(4,090)
Change in notes payable	(13,913)	(2,244)	(3,790)
Proceeds from sale-leaseback equipment	-	-	-

Net cash provided by (used in) financing activities	(6,158)	(993)	7,120

Effect of foreign exchange rate changes	(53)	(7)	(17)

Net increase (decrease) in cash and cash equivalent	1,851	299	(6,100)

Cash and cash equivalent
At beginning of period	9,020	1,454	11,578
At end of period	10,871	1,753	5,478

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,413	712	6,424
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,215	357	7,883
Obligations for acquired equipment under capital lease:	4,196	677	12,787